UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14048978

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-67080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Performance Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, Philip Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PEAK6 Performance Management LLC, as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Donna MacDonald
Notary Public State of Illinois
My Commission Expires 03/30/2016

Signature

Chief Financial Officer of Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Condensed Schedule of Investments.
- ☐ (d) Statement of Operations.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Members' Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (i) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Statement Regarding Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

PEAK6 Performance Management LLC and Subsidiary
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

PEAK6 PERFORMANCE MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Members
PEAK6 Performance Management LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of PEAK6 Performance Management LLC and Subsidiary (the Company), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of PEAK6 Performance Management LLC and Subsidiary as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, IL
February 27, 2014

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(Expressed in United States Dollars)

ASSETS	
Cash and cash equivalents	$ 74,732,565
Investments in securities, at fair value (cost $1,340,339,646)	1,726,725,466
Due from brokers	462,263,055
Interest and dividends receivable	1,853,526
Other assets	178,346
TOTAL ASSETS	$ 2,265,752,958
LIABILITIES	
Securities sold, not yet purchased, at fair value (proceeds $1,580,542,964)	$ 1,847,256,170
Interest and dividends payable	1,744,835
Members' withdrawals payable	37,121,832
Accrued expenses	1,230,637
TOTAL LIABILITIES	1,887,353,474
MEMBERS' CAPITAL	378,399,484
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 2,265,752,958

See accompanying notes.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2013

1. Organization and Nature of Business

PEAK6 Performance Management LLC (the "Master Fund"), a Delaware limited liability company, was organized on August 31, 2005, and commenced operations on March 6, 2006. The limited liability company operating agreement provides, among other things that the Master Fund shall have a perpetual existence unless and until it is dissolved. PEAK6 Advisors LLC (the "Managing Member"), a Delaware limited liability company, is the managing member of the Master Fund. The Managing Member is registered with the U.S. Securities and Exchange Commission ("SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended.

The Master Fund is registered as a broker-dealer with the U.S. SEC under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Master Fund clears the majority of its transactions through its two primary clearing brokers, Goldman Sachs Execution and Clearing, L.P. ("GSEC") and Merrill Lynch Professional Clearing Corp. ("Merrill Lynch").

The Master Fund is a master fund in a master-feeder structure. At December 31, 2013, the Master Fund had two members: PEAK6 Performance Fund LLC (the "Onshore Feeder") and PEAK6 Performance Fund Ltd. (the "Offshore Feeder") (collectively referred to as the "Feeder Funds" or the "members"). The Feeder Funds are investment funds managed by the Managing Member and invest substantially all of their assets in the Master Fund. At December 31, 2013, the investment in the Master Fund of each of the Onshore Feeder and the Offshore Feeder represented 43% and 57%, respectively, of the members' capital of the Master Fund. In this master-feeder structure, the Master Fund directly or indirectly affects trades for the Feeder Funds.

The Feeder Funds are managed to be equity multi-strategy funds with the objective of achieving absolute returns that have a low correlation with the returns of more traditional asset classes. The goal of the Feeder Funds is to invest capital and generate positive returns by investing when and where the Managing Member believes such returns can be achieved. The Managing Member has complete authority to pursue any of the following strategies or techniques on behalf of the Feeder Funds: volatility arbitrage, convertible arbitrage, fundamental equity, equity long-short trading, event driven arbitrage, a 'hybrid' strategy, over-the-counter trading, and futures trading, as well as any additional similar, related, or complementary strategies deemed appropriate by the Managing Member from time to time. The Managing Member's trading strategies may be used alone or with other strategies. The Managing Member may add new strategies or eliminate strategies if market opportunities are no longer desirable.

The consolidated statement of financial condition includes the accounts of the Master Fund and its wholly owned subsidiary, PEAK6 Cayman Management Ltd. ("PEAK6 Cayman"). PEAK6 Cayman, a Cayman Islands exempted company, was organized on December 19, 2006, and commenced operations on March 1, 2007. All intercompany transactions and balances have been eliminated in consolidation. PEAK6 Cayman has the same investment objective as the Master Fund. The Master Fund and PEAK6 Cayman are herein collectively referred to as the "Company".

The Company and the Feeder Funds have retained Citco Fund Services (Cayman Islands) Limited as the administrator.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2013

2. Summary of Significant Accounting Policies

The consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are stated in United States dollars. The preparation of this financial statement requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Cash and Cash Equivalents

Cash equivalents include short-term investments with maturities of 90 days or less at the time of purchase, including money market funds. Securities satisfying this definition that are an integral part of the trading strategy and are excluded from cash equivalents and included in investments in securities. As of December 31, 2013, cash equivalents included money market fund investments of $26,809,308, which are valued at their reported net asset value (generally $1 per share).

Investments

Investment transactions, which include securities sold, not yet purchased, are accounted for on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable. Realized gains and losses on investment transactions are recorded on a first-in, first-out cost basis.

For the purposes of the consolidated statement of financial condition, options, warrants, and rights are included as investments; however, for the purposes of these notes, options, warrants, and rights are referred to as derivative contracts.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts ("derivatives") for trading purposes. Derivatives are either exchange-traded or over-the-counter ("OTC") contracts. Exchange-traded derivatives are standard contracts traded on a regulated exchange. OTC contracts are private contracts negotiated with counterparties.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments under Accounting Standards Codification ("ASC") 825, *Financial Instruments*, approximates the carrying amounts presented in the consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

ASC 820, *Fair Value Measurement*, defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is/(are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

> ***Level 1*** – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
>
> ***Level 2*** – Valuations based on quoted prices for similar assets and liabilities in active markets and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instrument. Investments falling under Level 2 predominantly consist of OTC products and other unquoted securities valued using broker quotes where these can be corroborated to observable market data.
>
> ***Level 3*** – Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Investments included within Level 3 are predominantly OTC and other unquoted securities where there is little, if any, market activity for the asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2013

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The following table presents the financial instruments carried in the consolidated statement of financial condition by caption and by level within the hierarchy as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Investment in securities				
Money market funds *	$ 26,809,308	$ –	$ –	$ 26,809,308
Asset-backed securities	–	1,306,714	–	1,306,714
Common stocks	683,390,004	–	1,583,340	684,973,344
Convertible bonds	–	175,338,100	–	175,338,100
Corporate bonds	–	15,496,328	–	15,496,328
Investment companies and partnerships	32,819,252	–	–	32,819,252
Options	264,776,547	–	–	264,776,547
Preferred stocks	304,024	–	–	304,024
Warrants	551,711,157	–	–	551,711,157
Total assets	$ 1,559,810,292	$ 192,141,142	$ 1,583,340	$ 1,753,534,774
Liabilities				
Investment in securities				
Common stocks	$ (1,529,729,171)	$ –	$ (1,817)	$ (1,529,730,988)
Investment companies and partnerships	(13,327,884)	–	–	(13,327,884)
Options	(297,170,205)	(7,012,844)	–	(304,183,049)
Preferred stocks	(14,249)	–	–	(14,249)
Derivative contracts				
Contract for differences **	–	(284,465)	–	(284,465)
Credit default swaps **	–	(949,618)	–	(949,618)
Interest rate swaps **	–	(356,671)		(356,671)
Total liabilities	$ (1,840,241,509)	$ (8,603,598)	$ (1,817)	$ (1,848,846,924)

* Included in cash and cash equivalents on the consolidated statement of financial condition.
** Included in due from brokers on the consolidated statement of financial condition.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2013

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

During the year ended December 31, 2013, certain financial instruments categorized within Level 1 and Level 2 of the fair value hierarchy as of January 1, 2013 were transferred out of Level 1 and Level 2 to Level 3 due to the unavailability of observable inputs as a result of bankruptcy proceedings, including quoted prices for the financial instruments. The fair value of the Level 3 financial instruments noted above also represents the fair value as of the date of transfer. The Company's primary valuation method for these securities is a liquidation analysis obtained directly from a representative of a firm representing counsel to the debtors. The liquidation analysis led to a conclusion of a mid-point price representative of the average of the best and worst case scenario (at zero) resulting from the bankruptcy proceedings.

Determination of Fair Value

In determining fair value, the Company uses various valuation approaches, as discussed below.

Asset-Backed Securities ("ABS")

ABS may be valued based on external price/spread data. When position-specific external price data is not observable, the valuation is either based on prices of comparable securities or cash flow models that consider inputs, including default rates, conditional prepayment rates, loss severity, expected yield to maturity, and other inputs specific to each security. Included in this category are certain interest-only securities which, in the absence of market prices, are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using currency market assumptions at the measurement date. ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Equity Securities (Common Stocks and Preferred Stocks) and Investment Companies and Partnerships

Equity securities and investment companies and partnerships traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Convertible Bonds

Convertible bonds are fair valued through the use of various techniques, which may consider the last reported sales price on the day of valuation, various broker quotes or the average of those quotes where available, and nationally recognized independent pricing services. While most convertible bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations or similar observable inputs, they are categorized in Level 3.

Corporate Bonds

Corporate bonds are fair valued through the use of various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable) from either market maker/broker and/or independent pricing services, bond spreads, and fundamental data relating to the issuer. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, depending on the availability of observable inputs, corporate bonds may be categorized in Level 3.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Derivative Instruments

Listed derivatives, such as exchange-traded options, futures, rights and warrants, are fair valued based on quoted prices from the exchange, to the extent that these instruments are actively traded and valuation adjustments are not applied, and are categorized in Level 1 of the fair value hierarchy. If valuation adjustments are applied to listed derivatives, they are generally categorized in Level 2 or Level 3. OTC derivative contracts are privately negotiated contracts with counterparties, including contracts for differences, credit default swaps, interest rate swaps and OTC options. Depending on the product and the terms of the transaction, the fair value for the OTC derivative contracts can be modeled, taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets. Such contracts are categorized in Level 2. Those OTC derivatives that have less liquidity or for which inputs are unobservable are classified within Level 3. While the valuations of these less liquid OTC derivatives may utilize some Level 1 and/or Level 2 inputs, they also include other unobservable inputs, which are considered significant to the fair value determination.

In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value as determined by the Managing Member. Such contracts are categorized in Level 3. There were no investments fair valued by the Managing Member at December 31, 2013.

Income Taxes

Federal income taxes are not provided for by the Company because taxable income (loss) of the Company is included in the income tax returns of its members. The only taxes payable by the Company are withholding taxes applicable to certain investment income, which are allocated solely to certain members. The Company may be subject to certain state and local taxes.

In accordance with the provisions set forth in ASC 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2007 through 2013, and concluded that, as of December 31, 2013, a provision for income taxes is not required.

Recent Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-8, *Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements*. ASU 2013-08 amends the criteria that define an investment company, clarifies the measurement guidance and requires certain additional disclosures. Investment companies are required to apply ASU 2013-08 prospectively for interim and annual reporting periods beginning after December 15, 2013. Management is currently evaluating the impact of the adoption of ASU 2013-08 on the consolidated statement of financial condition and disclosures, but does not expect it will have a material impact.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2013

3. Due From Brokers

Due from brokers includes net receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures and swap contracts, and cash and margin balances held at the brokers. Margin balances are collateralized by certain of the Company's securities and cash balances held by the brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates. Cash and securities at the brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased. The Company had cash of $3,900,064 pledged as collateral at December 31, 2013.

4. Allocation of Net Income or Loss

In accordance with the provisions of the Confidential Private Placement Memorandum, net income or loss of the Company is generally allocated to all members in proportion to their respective capital accounts.

While it is not a significant part of the Company's investment strategy, the Company may invest in "New Issues." Profits and losses attributable to any New Issues acquired by the Company are required, pursuant to applicable rules of the Financial Industry Regulatory Authority, Inc. ("FINRA"), to be allocated generally to members who are not deemed to be "restricted" as defined by the FINRA Rule 5130.

5. Risk Management

The Company is subject to market and credit risk associated with changes in the value of the underlying financial instruments, as well as the loss of appreciation if a counterparty fails to perform. The Managing Member takes an active role in managing and controlling the Company's market and counterparty risks.

Market Risk

The Company monitors the risk parameters and expected volatility of individual positions and the Company's aggregate portfolio. The Company has developed and uses proprietary statistical models to identify systemic portfolio risk, as well as specific position risk. While the Company may seek to mitigate certain portfolio risks in an effort to increase the proportion of the Company's return attributable to perceived high-value-added risk exposures, the Company does not attempt to mitigate all market or other risks inherent in the Company's positions. Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Options are contracts that grant the holder, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified time or on a specified date from or to the writer of the option. Options written by the Company do not give rise to counterparty credit risk, as they obligate the Company and not its counterparty to perform. Options written by the Company are subject to off-balance-sheet risk, as the Company's satisfaction of the obligations may exceed the amount recognized in the consolidated statement of financial condition.

5. Risk Management (continued)

Credit Risk

The Company attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The Company analyzes the credit risks associated with the Company's counterparties, intermediaries, and service providers. A significant portion of the Company's positions, including due from brokers, are held at GSEC and Merrill Lynch, which currently clear the majority of the Company's transactions and also carry the majority of the Company's accounts. GSEC is a subsidiary of the Goldman Sachs Group Inc. In the event the counterparties are unable to fulfill their obligations, the Company would be subject to credit risk. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

The Company invests in credit-sensitive securities, including corporate and convertible bonds. Until such investments are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities become due.

The Company's trading strategies are dependent on margin credit provided by the Company's counterparties based on terms that are subject to change at the discretion of the counterparties.

For the year ended December 31, 2013, the Company's derivatives trading included contract for differences, credit default swaps, futures contracts, interest rate swaps, options, rights and warrants. For exchange-traded options and futures, the clearing organizations that act as counterparties bear the risk of delivery to and from counterparties and have substantial financial resources. Swaps are subject to various risks, which include the possibility that there will be no liquid market for these agreements or that the counterparty in the agreement may default on its obligation to perform on its contractual terms. The Company reduces its credit risk for these OTC swap contracts by negotiating master agreements that include netting provisions which incorporate the right of "set off" (assets less liabilities) across other OTC contracts with such counterparties. See further risks regarding derivative instruments in Note 6.

Interest Rate Risk

Fixed-income securities such as bonds, preferred, convertible and other debt securities may decline in value if market interest rates rise.

6. Derivative Instruments

ASC 815, *Derivatives and Hedging*, requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's consolidated financial position. The Company records its trading-related derivative activities on a fair-value basis.

The Company enters into transactions involving derivative financial instruments in connection with its investing activities. These instruments derive their value, primarily or partially, from the underlying asset, indices, reference rate, or a combination of these factors. The Company's exchange-traded derivatives are standardized and include futures and options contracts. The Company's OTC derivatives are negotiated between contracting parties and include credit default swaps and interest rate swaps.

6. Derivative Instruments (continued)

Derivative financial instruments are subject to various risks similar to non-derivative instruments, such as market risk and credit risk. Derivative financial instruments are typically also subject to certain additional risks, such as those resulting from leverage and reduced liquidity. The Managing Member manages these risks on an aggregate basis along with the risks associated with its investing activities as part of its overall risk management policies. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. The principal types of derivatives used by the Company, as well as the methods in which they are used are:

Credit Default Swaps

The Company uses credit default swaps to reduce risk where the Company has exposure to a referenced issuer (the "reference entity"), or to take an active long or short position based on the Company's view of the likelihood of an event of default affecting the reference entity. The reference entity underlying a credit default swap can be a single issuer, a portfolio or "basket" of issuers, or an index. As with other OTC derivative contracts, credit default swaps involve greater risk than if the Company had invested in the reference obligation directly, including credit and liquidity risk in addition to market risk.

In a typical credit default swap, the Company enters into an OTC contract whereby the Company receives (if a buyer) or provides (if a seller) protection against certain credit events involving one or more specified reference entities. The buyer of a credit default swap is generally obligated to pay the seller a periodic stream of payments over the term of the contract in return for a contingent payment, typically the full notional amount of the credit default swap, upon the occurrence of an enumerated credit event. The applicable credit events are established at the inception of the transaction and generally may include bankruptcy, insolvency, and/or failure to meet payment obligations when due, among other events. After a credit event occurs, the contingent payment payable by the seller to the buyer may be mitigated or reduced by segregated collateral and netting arrangements between the counterparties to the transaction.

The credit default swap may be either cash settled, in which case the contingent payment is reduced by the value of a specified reference obligation, or may be settled via physical delivery, in which case the buyer delivers a face amount of the reference obligation equal to the notional amount of the credit default swap in exchange for receipt of the contingent payment from the seller of the notional amount of the credit default swap. If the Company is a buyer of a credit default swap and no credit event occurs, the Company may lose its investment and recover nothing; however, if a credit event occurs, the Company would typically receive the full notional amount of the credit default swap in cash net of the value (if cash settled), or in exchange for the delivery (if physically settled), of a reference obligation that may, at that time, have little or no value. Conversely, as a seller of a credit default swap, the Company receives a fixed rate of income throughout the term of the contract provided that no credit event occurs; however, if a credit event occurs, the Company would typically be obligated to pay the buyer of the credit default swap the full notional amount of the credit default swap net of the value (if cash settled), or in exchange for the delivery (if physically settled), of a reference obligation that may, at that time, have little or no value. Accordingly, the value received by the Company, as seller, in settlement of a credit event plus the periodic (or upfront) payments previously received by the Company may be less than the full notional amount the Company pays to the buyer, resulting in a loss of value.

6. Derivative Instruments (continued)

Credit Default Swaps (continued)

Any upfront payments made or received upon entering a credit default swap contract are treated as part of the cost and are reflected as part of the unrealized gain (loss) on valuation. Upon termination of the swap contract, the amount included in the cost is reversed and becomes part of the credit default swap's realized gain (loss).

Contracts for Differences

The Company transacts in contracts for differences primarily for trading purposes with each instrument's primary risk exposure being equity risk. A contract for difference (CFD) is the difference between where a trade is entered and exited. A CFD is a tradable instrument that mirrors the movements of the asset underlying it. It allows for profits or losses to be realized when the underlying asset moves in relation to the position taken, but the actual underlying asset is never owned. Changes in value are recognized as unrealized gains or losses by marking them to fair value. Additionally, the Company records a realized gain (loss) when a contract is terminated and when periodic payments are received or made at the end of each measurement period, but prior to termination.

Futures

The Company is subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or foreign currencies. Even though the Company's investments in derivatives may represent economic hedges, they are not considered to be hedge transactions for financial reporting purposes. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date. Upon entering into such contracts, the Company is required to deposit with the broker either in cash or securities an initial margin in an amount equal to a certain percentage of the contract amount. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the Company. For futures contracts, the unrealized gain or loss, rather than the contract amounts, represents the approximate future cash requirements. Futures contracts are typically liquidated by entering into offsetting contracts. Upon entering into such contracts, the Company bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case the Company may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Company since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options

Options are contracts that grant the Company, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. As a writer of a put or call option, the Company has no control over whether the option will be exercised and, as a result, bears the market risk of an unfavorable change in the price of the security underlying the written option. If the Company were to write a "naked" put or call option, a risk exists that the Company may not be able to enter into a closing transaction because of an illiquid market. When an option expires, the Company realizes a gain or loss on the option to the extent of the premiums received or paid.

6. Derivative Instruments (continued)

Rights and Warrants

The value of a right or warrant has two components: time value and intrinsic value. A right or warrant has limited life and expires on a certain date. As the expiration date of a right or warrant approaches, the time value of a right or warrant will decline. In addition, if the stock underlying the right or warrant declines in price, the intrinsic value of an "in the money" right or warrant will decline. Further, if the price of the stock underlying the right or warrant does not exceed the strike price of the right or warrant on the expiration date, the right or warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of rights or warrants to settle its exercised rights or warrants. The maximum risk of loss from counterparty risk to the Company is the value of the contracts and the purchase price of the rights or warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in rights and warrants.

Swaps

The Company may enter into swap agreements with counterparties, in which both parties agree to make periodic payments on a specified notional amount. Additionally, these swaps are marked-to-market on a daily basis, and any change in value is recorded as unrealized appreciation (depreciation). When a swap is terminated, the Company will record realized gain or loss equal to the difference between the unwind proceeds and the Company's basis in the contract, if any. In order to enter into these swap agreements, the Company may be required to make deposits or post collateral with its counterparties. The Company also has a cross-collateralization agreement with its brokers that allows for trading without collateral to the extent of cash and margin held at the brokers. Since the Company generally has entered into master agreements that include netting provisions with its counterparties, the amounts included in due from brokers in the consolidated statement of financial condition include unrealized gains, net unrealized losses, cross products, and cash collateral where such agreements are in effect.

The Company's derivative contracts are subject to International Swaps and Derivatives Association (ISDA) Master Agreements which contain certain covenants and other provisions that may require the Fund to post collateral on derivatives if the Company is in a net liability position with its counterparties exceeding certain amounts. The amount of such positions at December 31, 2013, is $1,590,754. Further, counterparties may immediately terminate these agreements and the related derivative contracts if the Company fails to maintain sufficient coverage for its contracts or its net assets decline by stated percentages or amounts. The Company has posted cash collateral of approximately $3,900,064 to support the trading of the derivative positions as of December 31, 2013. During the year ended December 31, 2013, no derivative contracts were terminated.

6. Derivative Instruments (continued)

The following table presents additional information about the effect of derivatives held by the Company by primary risk exposure as of December 31, 2013:

Volume of Derivative Activities

The volume of the Company's derivative activities at December 31, 2013, based on the notional amounts for credit default swaps and monthly average number of contracts for futures, options, rights and warrants categorized by primary underlying risk are as follows:

	Assets			
Primary Underlying Risk	**Classification in Consolidated Statement of Financial Condition**	**Fair Value**	**Notional Amount [a]**	**Average Number of Contracts[b]**
Equity price risk				
Options	Investments in securities	$ 264,776,547	$ –	836,856
Rights	Investments in securities	–	–	(65)
Warrants	Investments in securities	551,711,157	–	30,346,140
		$ 816,487,704		

	Liabilities			
Primary Underlying Risk	**Classification in Consolidated Statement of Financial Condition**	**Fair Value**	**Notional Amount [a]**	**Average Number of Contracts[b]**
Equity price risk				
Contracts for differences	Due from brokers	$ (284,465)	$ (339,040)	–
Futures contracts	Due from brokers	–	–	185
Options	Investments in securities	(304,183,049)	–	(820,072)
Warrants	Investments in securities	–	–	(128,942)
Credit risk				
Credit default swaps [a]	Due from brokers	(949,618)	(27,708,333)	–
Interest rate risk				
Interest rate swaps	Due from brokers	(356,671)	33,000,000	–
		$ (305,773,803)		

[a] Amounts reflect monthly average notional amounts outstanding for contracts for differences, credit default swaps and interest rate swaps.
[b] Amounts reflect monthly average contracts outstanding for options, warrants and rights.

6. Derivative Instruments (continued)

Offsetting of Derivative Assets and Liabilities

In the ordinary course of business, the Company has entered into transactions subject to enforceable master netting agreements or other similar agreements. Generally, the right of setoff in those agreements allows the Company to setoff any exposure to a specific counterparty with any collateral received or delivered to that counterparty based on the terms of the agreements. Generally, the Company manages the cash and securities collateral on a counterparty basis. The Company did not have any instruments which met netting requirements in accordance with ASC 815, *Derivatives and Hedging*, as of December 31, 2013. The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition, as well as collateral received or delivered had the Company elected to offset:

		At December 31, 2013 Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets Presented in the Statement of Financial Condition	Financial Instruments	Financial Collateral	Net Amounts
Derivative assets				
Options	$ 264,776,547	$ (264,776,547)	$ –	$ –
Warrants	551,711,157	–	–	551,711,157
Total	$ 816,487,704	$ (264,776,547)	$ –	$ 551,711,157

		At December 31, 2013 Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Financial Collateral	Net Amounts
Derivative liabilities				
Contracts for differences	$ (284,465)	$ –	$ 284,465	$ –
Credit default swaps	(949,618)	–	949,618	–
Interest rate swaps	(356,671)	–	356,671	–
Options	(304,183,049)	264,776,547	–	(39,406,502)
Total	$ (305,773,803)	$ 264,776,547	$ 1,590,754	$ (39,406,502)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2013

7. Financial Guarantees

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. Net Capital Requirement

The Master Fund is registered as a broker-dealer with the SEC and is subject to the SEC's net capital rule ("Rule 15c3-1"). The Master Fund is required to maintain minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. As of December 31, 2013, the Master Fund had net capital of $135,649,755, which was $133,092,924 in excess of its required net capital of $2,556,831. At December 31, 2013, its percentage of aggregate indebtedness to net capital was 28.27%.

Rule 15c3-1 may effectively restrict advances to affiliates or capital withdrawals.

The computation of net capital included in the supplemental information does not include the assets and capital of PEAK6 Cayman, as the Master Fund elected to file unconsolidated FOCUS reports as permitted.

9. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's consolidated statement of financial condition through the date the consolidated financial statement was available to be issued. Management has determined that, other than those events described below, there are no material events or transactions that would affect the Company's consolidated statement of financial condition or require disclosure in the consolidated financial statement.

For the period from January 1, 2014 to February 27, 2014, the Company recorded additional capital contributions of $10,500,000.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Management of PEAK6 Performance Management LLC:

We have performed the procedures enumerated below, which were agreed to by management of PEAK6 Performance Management LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC) and the Chicago Board Options Exchange (CBOE), in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies, noting no differences.

2. Compared the amounts derived from the SEC Form X-17A-5 (FOCUS) quarterly reports for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2014

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